Exhibit 99.1

Navigator Gas Announces Results of 2025 Annual General Meeting of Shareholders

London, June 16, 2025 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces that its 2025 Annual General Meeting of Shareholders (the “Annual Meeting”) was held at 9 a.m. local time on June 16, 2025 at the offices of Baker Botts LLP, 30 Rockefeller Plaza, New York, New York, 10112, U.S.A..

The following proposals were approved:

1.

To elect Dag von Appen, Dr. Heiko Fischer, Janette Marx, Dr. Anita Odedra, Peter Stokes and Florian Weidinger to serve as members of the board of directors of the Company (the “Board”) until the 2026 Annual General Meeting of Shareholders; and

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2025.

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 58 semi- or fully-refrigerated liquefied gas carriers, 27 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Alexander Walster

Head of People and Culture

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com, randy.giveans@navigatorgas.com

333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002

Tel: +1 713 373 6197, +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Category: General